                                                                    Exhibit 99.2

                                                           FOR IMMEDIATE RELEASE

              G. WILLI-FOOD TO REPORT MORE THAN 25% REVENUE GROWTH
                             FOR FIRST QUARTER 2006

YAVNE, ISRAEL - MARCH 28, 2006 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD") today announced that it expects to report more than 25% revenue growth in the first quarter of 2006 compared to the first quarter of 2005.

Mr. Zvi Williger, President and COO of Willi Food commented: "2006 is off to a strong start and we have achieved significant revenue growth over the prior year to date. Our strategy is working and we look forward to the rest of the year."

Willi Food expects to publish its financial results for the first quarter ended
March 31, 2006 in mid-May.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

Contact:
G. Willi Food International Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

G. Willi Food International Ltd. Investors
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com